Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au



10015583

21 April 2010

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

SUPPL


MACQUARIE

Dear Sir/Madam

Macquarie Group Limited (File Number 082-35128) documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

dlw 4/27

cag_cosec_syd_prd/68580_1

Maquarie Group of Companies
Australia and Worldwide

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

19 April 2010

Company Announcements
ASX Limited

Section 259C Exemption Notice - MQG

Macquarie Life Limited (MLL) and MQ Portfolio Management Limited (MQPML), wholly owned subsidiaries of Macquarie Group Limited (Macquarie), have been granted exemption from compliance with section 259C of the Corporations Act 2001 (Cth) allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to the Australian Securities Exchange Limited on a fortnightly basis.

As at 19 April 2010, in respect of MQPML, the percentage of Macquarie voting shares:

(a) over which MQPML has the power to control voting or disposal was 0.009%; and
(b) underlying any options, derivatives and conditional agreements held by MQPML was 0%.

As at 19 April 2010, in respect of MLL, the percentage of Macquarie voting shares:

(a) over which MLL has the power to control voting or disposal was 0.014%; and
(b) underlying any options, derivatives and conditional agreements held by MLL was 0%.

Yours faithfully

Dennis Leong
Secretary

Phone: + 61 2 8232 9739
Fax: + 61 2 8232 4437
Email: Substantial.Holdings@macquarie.com

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

16 April 2010

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000


MACQUARIE

Dear Sir/Madam

Macquarie Group Limited - Issued Ordinary Capital and Options Update – 1 March to 31 March 2010

Since the last notification to the ASX on 29 March 2010 of the positions as at 28 February 2010, 9,395,660 full paid ordinary shares were issued on 3 March 2010 pursuant to the Macquarie Group Employee Retained Equity Plan (MEREP).

Therefore, as at 31 March 2010, the number of issued fully paid ordinary shares was 344,244,271.

Since the last notification to the ASX on 29 March 2010 of the positions as at 28 February 2010 the following movements have occurred pursuant to the MEREP:

- 803,202 Deferred Share Units (DSUs) have been issued;
- 739 DSUs have been forfeited; and
- 201,900 Performance Share Units (PSUs) have been issued.

Therefore, as at 31 March 2010:

- the number of DSUs on issue was 802,463; and
- the number of PSUs was 201,900.

The issue of Ordinary Shares noted above includes 803,202 Ordinary Shares issued to the MEREP Trustee (Trustee) which are held in a reserve account and may be used to satisfy the obligations of Macquarie Group Limited (MGL) in respect of DSUs issued under the MEREP, including allocation of Ordinary Shares on exercise of DSUs.

As at 31 March 2010 there were 1,146,519 Exchangeable Shares on issue by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of MGL, which may be exchanged into 1,146,519 fully paid ordinary shares in MGL, issued as part of the acquisition of Orion Financial Inc. ("Orion") in December 2007.

As advised to ASX on 27 September 2007, there are also retention agreements in place with key former Orion employees. Under the agreements a total of 127,000 fully paid ordinary shares in MGL may be allocated within the 5 year period from the date of acquisition.

As at 31 March 2010 there were 1,691,557 Exchangeable Shares on issue by Macquarie Capital Acquisitions (Canada) No.2 Limited, a subsidiary of MGL, which may be exchanged into 1,691,557 fully paid ordinary shares in MGL, issued as part of the acquisition of Tristone Capital Global Inc. ("Tristone") in August 2009. There were a further 97,413 Exchangeable Shares on issue, which were issued under retention agreements in place with key former Tristone employees. A further 131,291 options over Exchangeable Shares were also on issue under retention agreements in place with key former Tristone employees.

Since the last notification to ASX on 29 March 2010 of the positions as at 28 February 2010, there have been no new options issued under the Macquarie Group Employee Share Option Plan.

Since the last notification to ASX on 29 March 2010 of the positions as at 28 February 2010, the following lapses of unexercised options were processed between 1 March 2010 and 31 March 2010:

- 20,834 options exercisable at $49.51 each and expiring on 8 March 2010 (MQG0292);
- 21,668 options exercisable at $49.57 each and expiring on 22 March 2010 (MQG0293);
- 30,860 options exercisable at $63.34 each and expiring on 1 August 2010 (MQG0305);
- 5,000 options exercisable at $62.13 each and expiring on 8 August 2010 (MQG0306);
- 3,960 options exercisable at $68.83 each and expiring on 24 April 2011 (MQG0331);
- 46,429 options exercisable at $61.79 each and expiring on 1 August 2011 (MQG0339);
- 411 options exercisable at $64.43 and expiring on 8 September 2011 (MQG0345);
- 988 options exercisable at $69.47 each and expiring on 9 October 2011 (MQG0349);
- 1,333 options exercisable at $71.92 each and expiring on 8 December

2011 (MQG0356);

- 6,838 options exercisable at $79.33 each and expiring on 22 January 2012 (MQG0359);
- 1,333 options exercisable at $87.73 each and expiring on 23 April 2012 (MQG0367);
- 1,333 options exercisable at $89.76 each and expiring on 8 May 2012 (MQG0371);
- 36,434 options exercisable at $71.41 each and expiring on 15 August 2012 (MQG0379);
- 41,714 options exercisable at $53.91 each and expiring on 15 August 2013 (MQG0407);
- 2,049 options exercisable at $27.78 and expiring on 22 December 2013 (MQG0421); and
- 8,216 options exercisable at $31.73 and expiring on 8 January 2014 (MQG0422).

The following options have been previously reported as having been forfeited in error and have now been corrected:

- 24 options exercisable at $65.72 each and expiring on 8 September 2010 (MQG0309);
- 1,334 options exercisable at $61.33 each and expiring on 22 February 2011 (MQG0327);
- 1,333 options exercisable at $61.91 each and expiring on 22 March 2011 (MQG0329);
- 3,750 options exercisable at $60.99 each and expiring on 8 August 2011 (MQG0341);
- 1,563 options exercisable at $61.03 each and expiring on 22 August 2011 (MQG0343);
- 84 options exercisable at $65.96 each and expiring on 22 September 2011 (MQG0347);
- 515 options exercisable at $69.47 each and expiring on 9 October 2011 (MQG0349);
- 52 options exercisable at $64.43 and expiring on 23 October 2011 (MQG0351);
- 84 options exercisable at $74.11 each and expiring on 22 November 2011 (MQG0355);
- 267 options exercisable at $75.57 each and expiring on 22 December 2011 (MQG0357);
- 6,332 options exercisable at $82.57 each and expiring on 8 February 2012 (MQG0360);
- 84 options exercisable at $80.04 each and expiring on 22 March 2012

(MQG0363);

- 267 options exercisable at $87.73 each and expiring on 23 April 2012 (MQG0367);
- 5 options exercisable at $91.30 each and expiring on 22 June 2012 (MQG0375);
- 1,607 options exercisable at $90.83 each and expiring on 23 July 2012 (MQG0377);
- 2,949 options exercisable at $73.86 each and expiring on 8 August 2012 (MQG0378);
- 4,362 options exercisable at $71.49 each and expiring on 10 September 2012 (MQG0383);
- 1,572 options exercisable at $76.69 each and expiring on 24 September 2012 (MQG0385);
- 3,801 options exercisable at $79.38 each and expiring on 10 December 2012 (MQG0390);
- 867 options exercisable at $74.30 each and expiring on 24 December 2012 (MQG0391);
- 44 options exercisable at $64.40 each and expiring on 22 January 2013 (MQG0393);
- 769 options exercisable at $63.74 and expiring on 8 February 2013 (MQG0394); and
- 127 options exercisable at $47.79 and expiring on 10 March 2013 (MQG0396).

The number of options on issue at 31 March 2010 was 44,968,191 all exercisable into one share per option.

Yours faithfully

Nigel Donnelly
<u>Assistant Company Secretary</u>

ATTACHMENT 1

Listing of Macquarie Group Limited Options

As at 31 March 2010

MQG Code	Number	Exercise Price	Expiry Date
MQG0294	35,002	$47.82	8/04/2010
MQG0295	13,334	$45.14	22/04/2010
MQG0296	22,162	$49.31	8/04/2010
MQG0297	5,000	$45.89	9/05/2010
MQG0298	15,068	$49.18	23/05/2010
MQG0300	45,835	$54.24	8/06/2010
MQG0301	31,668	$58.02	22/06/2010
MQG0302	8,334	$49.18	22/06/2010
MQG0303	15,388	$60.41	8/07/2010
MQG0304	13,524	$63.42	22/07/2010
MQG0305	6,383,196	$63.34	1/08/2010
MQG0306	12,658	$62.13	8/08/2010
MQG0307	30,834	$63.34	8/08/2010
MQG0308	43,332	$63.33	22/08/2010
MQG0309	35,366	$65.72	8/09/2010
MQG0310	6,707	$63.34	8/09/2010
MQG0313	16,334	$67.85	22/09/2010
MQG0314	680	$63.34	22/09/2010
MQG0316	11,167	$63.34	10/10/2010
MQG0317	43,332	$70.56	10/10/2010
MQG0318	41,333	$64.16	24/10/2010
MQG0319	17,792	$66.92	8/11/2010
MQG0320	53,841	$70.60	22/11/2010
MQG0321	48,238	$68.24	8/12/2010
MQG0322	23,667	$68.36	22/12/2010
MQG0323	16,702	$67.85	9/01/2011
MQG0324	10,818	$70.47	23/01/2011
MQG0325	61,478	$63.09	8/02/2011
MQG0327	20,371	$61.33	22/02/2011
MQG0328	57,000	$60.35	8/03/2011
MQG0329	17,338	$61.91	22/03/2011
MQG0330	68,835	$68.01	10/04/2011
MQG0331	19,446	$68.83	24/04/2011
MQG0333	61,459	$70.21	8/05/2011
MQG0334	15,000	$66.83	22/05/2011
MQG0335	17,333	$65.12	8/06/2011
MQG0336	71,000	$65.95	22/06/2011
MQG0337	10,310	$68.03	10/07/2011
MQG0338	8,000	$62.75	22/07/2011
MQG0339	8,159,462	$61.79	1/08/2011
MQG0340	21,833	$61.79	8/08/2011
MQG0341	69,912	$60.99	8/08/2011
MQG0342	16,985	$61.79	22/08/2011
MQG0343	58,102	$61.03	22/08/2011
MQG0344	4,000	$61.79	8/09/2011

ATTACHMENT 1

Listing of Macquarie Group Limited Options

As at 31 March 2010

MQG Code	Number	Exercise Price	Expiry Date
MQG0345	152,512	$64.43	8/09/2011
MQG0346	2,000	$61.79	22/09/2011
MQG0347	30,000	$65.96	22/09/2011
MQG0348	3,060	$61.79	9/10/2011
MQG0349	73,010	$69.47	9/10/2011
MQG0350	4,000	$64.43	9/10/2011
MQG0351	11,000	$64.43	23/10/2011
MQG0352	30,000	$72.17	23/10/2011
MQG0353	53,582	$73.31	8/11/2011
MQG0354	35,390	$73.31	20/11/2011
MQG0355	14,667	$74.11	22/11/2011
MQG0356	14,565	$71.92	8/12/2011
MQG0357	49,174	$75.57	22/12/2011
MQG0358	12,000	$78.24	8/01/2012
MQG0359	42,000	$79.33	22/01/2012
MQG0360	35,870	$82.57	8/02/2012
MQG0361	6,150	$83.55	22/02/2012
MQG0362	32,061	$80.01	8/03/2012
MQG0363	64,750	$80.04	22/03/2012
MQG0364	4,000	$60.99	22/03/2012
MQG0365	12,500	$47.82	23/05/2010
MQG0366	24,077	$85.30	10/04/2012
MQG0367	152,621	$87.73	23/04/2012
MQG0368	1,666	$60.41	8/07/2010
MQG0369	5,000	$63.42	22/07/2010
MQG0370	2,666	$70.60	22/11/2010
MQG0371	50,005	$89.76	8/05/2012
MQG0372	81,984	$94.48	22/05/2012
MQG0373	4,000	$80.04	8/06/2012
MQG0374	37,066	$87.77	8/06/2012
MQG0375	31,005	$91.30	22/06/2012
MQG0376	80,473	$87.18	9/07/2012
MQG0377	49,481	$90.83	23/07/2012
MQG0378	42,999	$73.86	8/08/2012
MQG0379	8,818,030	$71.41	15/08/2012
MQG0380	50,032	$71.41	22/08/2012
MQG0381	55,692	$68.06	22/08/2012
MQG0382	78,543	$71.41	10/09/2012
MQG0383	116,441	$71.49	10/09/2012
MQG0384	1,000	$71.41	24/09/2012
MQG0385	98,977	$76.69	24/09/2012
MQG0386	476	$71.41	8/10/2012
MQG0387	54,334	$86.34	8/10/2012
MQG0388	66,345	$82.37	22/10/2012
MQG0389	41,256	$77.55	22/11/2012

ATTACHMENT 1

Listing of Macquarie Group Limited Options

As at 31 March 2010

MQG Code	Number	Exercise Price	Expiry Date
MQG0390	270,730	$79.38	10/12/2012
MQG0391	51,576	$74.30	24/12/2012
MQG0392	46,556	$72.27	8/01/2013
MQG0393	116,336	$64.40	22/01/2013
MQG0394	152,734	$63.74	8/02/2013
MQG0395	27,139	$54.69	22/02/2013
MQG0396	64,994	$47.79	10/03/2013
MQG0397	64,667	$51.34	25/03/2013
MQG0398	118,093	$56.79	8/04/2013
MQG0399	43,521	$59.16	22/04/2013
MQG0400	87,313	$63.09	8/05/2013
MQG0401	51,000	$59.58	22/05/2013
MQG0402	77,387	$52.89	10/06/2013
MQG0403	20,000	$48.78	23/06/2013
MQG0404	47,000	$47.29	8/07/2013
MQG0405	42,288	$47.29	22/07/2013
MQG0406	48,087	$51.01	8/08/2013
MQG0407	15,331,049	$53.91	15/08/2013
MQG0408	91,823	$53.91	22/08/2013
MQG0409	120,938	$48.61	22/08/2013
MQG0410	19,709	$53.91	8/09/2013
MQG0411	136,000	$45.35	8/09/2013
MQG0412	96,919	$53.91	22/09/2013
MQG0413	127,667	$33.49	22/09/2013
MQG0414	86,569	$53.91	8/10/2013
MQG0415	108,324	$36.20	8/10/2013
MQG0416	132,186	$53.91	22/10/2013
MQG0417	71,576	$32.39	22/10/2013
MQG0418	75,307	$31.99	10/11/2013
MQG0419	37,000	$25.39	24/11/2013
MQG0420	48,000	$28.48	8/12/2013
MQG0421	34,951	$27.78	22/12/2013
MQG0422	60,784	$31.73	8/01/2014
MQG0423	21,000	$26.66	22/01/2014
MQG0424	28,000	$23.84	9/02/2014
MQG0425	11,000	$21.24	23/02/2014
MQG0426	25,332	$17.10	9/03/2014
MQG0427	21,000	$23.17	23/03/2014
MQG0428	123,000	$29.41	8/04/2014
MQG0429	69,000	$30.89	22/04/2014
MQG0430	41,000	$34.02	8/05/2014
MQG0431	6,000	$36.87	9/06/2014
MQG0432	18,000	$37.17	22/06/2014
MQG0433	67,000	$36.73	8/07/2014
MQG0434	24,000	$39.03	22/07/2014

ATTACHMENT 1

Listing of Macquarie Group Limited Options

As at 31 March 2010

MQG Code	Number	Exercise Price	Expiry Date
MQG0435	23,000	$44.21	10/08/2014
MQG0436	8,000	$45.71	24/08/2014
MQG0437	56,000	$49.32	8/09/2014
MQG0438	56,000	$53.07	22/09/2014
MQG0439	39,000	$54.25	8/10/2014
MQG0440	25,000	$54.26	22/10/2014
MQG0441	13,000	$48.48	8/12/2014
	44,968,191		

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	288,992
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	288,992 @ $50.40
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued pursuant to the Macquarie Group Employee Retained Equity Plan (MEREP), as approved by Shareholders at, and as described in the Notice of Meeting Explanatory Memorandum (Explanatory Memorandum) for, the General Meeting held on 17 December 2009.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	15 April 2010

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	344,533,263	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	841,801	Deferred Share Units (DSUs), comprising a right to receive shares in the future, issued pursuant to the MEREP, as described in the Explanatory Memorandum. The Ordinary Shares in box 2 above include 38,599 Ordinary Shares issued to the MEREP Trustee (Trustee) which are held in a reserve account and may be used to satisfy the obligations of Macquarie Group Limited (MGL) in respect of DSUs issued under the MEREP, including allocation of Ordinary Shares on exercise of DSUs.
		201,900	Performance Share Units (PSUs), structured as DSUs with performance hurdles attached, issued pursuant to the MEREP, as described in the Explanatory Memorandum. MGL has not issued Ordinary Shares to the Trustee to hold in reserve in respect of these PSUs.
		44,746,046	Options over Ordinary Shares at various exercise prices

+ See chapter 19 for defined terms.

	Number	+Class
	1,146,519	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of MGL, which may be exchanged into 1,146,519 fully paid Ordinary shares in MGL, issued as part of the acquisition of Orion Financial Inc. ("Orion") in December 2007. As advised to ASX on 27 September 2007, there are also retention agreements in place with key former Orion employees. Under the agreements a total of 127,000 fully paid ordinary shares in MGL may be allocated within the 5 year period from the date of acquisition.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

	broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

+ See chapter 19 for defined terms.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 15 April 2010
(Assitant Company Secretary)

Print name: Nigel Donnelly

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+ See chapter 19 for defined terms.